Exhibit 99.1

Glory Star Announces General Meeting of Shareholders

BEIJING, China, September 22, 2022 /PRNewswire/ -- Glory Star New Media Group Holdings Limited (“Glory Star” or the “Company”) (Nasdaq: GSMG), a leading digital media platform and content-driven e-commerce company in China, today announced that it has called a general meeting of shareholders (the “General Meeting”), to be held on October 27, 2022 at 10:00 a.m. (Beijing time), at the offices of the Company, located at 22F, Block B, Xinhua Technology Building, No. 8 Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing, 100016, People’s Republic of China.

The meeting is being held to consider and vote on, among other matters, the proposal to authorize and approve the previously announced agreement and plan of merger (the “Merger Agreement”) dated as of July 11, 2022, among the Company, Cheers Inc. (“Parent”) and GSMG Ltd. (“Merger Sub”), the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Annex A to the Merger Agreement (the “Plan of Merger”), and the transactions contemplated thereby, including the merger contemplated by the Plan of Merger (the “Merger”).

Pursuant to the Merger Agreement and the Plan of Merger, Merger Sub will merge with and into the Company and cease to exist, with the Company continuing as the surviving company and becoming a wholly-owned subsidiary of Parent. If completed, the Merger would result in the Company becoming a privately held company and the ordinary shares of the Company no longer being listed on the Nasdaq Capital Market (“NASDAQ”). In addition, ninety days after the filing of Form 15 or such longer period as may be determined by the U.S. Securities and Exchange Commission (the “SEC”), the Company’s ordinary shares and certain warrants currently listed on NASDAQ under the symbols “GSMG” and “GSMGW” respectively will be deregistered under the Securities Exchange Act of 1934, as amended, and the Securities Act of 1933, as amended.

The Company’s board of directors, acting upon the unanimous recommendation of the special committee of the Company’s board of directors composed entirely of independent directors who are unaffiliated with the buyer group and any of the management members of the Company, approved the Merger Agreement and recommends that the Company’s shareholders vote FOR, among other things, the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the transactions contemplated thereby.

Shareholders of record at the close of business in the Cayman Islands on September 16, 2022 will be entitled to attend and vote at the General Meeting.

Additional Information about the General Meeting and the Merger Agreement

Additional information regarding the General Meeting and the Merger Agreement can be found in the transaction statement on Schedule 13E-3 and the proxy statement attached as Exhibit (a)-(1) thereto, as amended, filed with the SEC, which can be obtained, along with other filings containing information about the Company, the proposed Merger and related matters, without charge, from the SEC’s website (www.sec.gov). In addition, persons wanting to receive copies of the definitive proxy statement may direct such requests to Investor Relations, Glory Star New Media Group Holdings Limited, at yeyida@gsmg.co.

INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS.

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from the shareholders with respect to the proposed Merger. Information regarding the persons who may be considered participants, including any direct or indirect interests they may have, is also set forth in the proxy statement.

This announcement is neither a solicitation of proxies, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that have been or will be made with the SEC.

About Glory Star

Since its establishment in 2016, Glory Star has been laser focused on developing an ecosystem for its users that incorporates quality content, e-commerce, social networking, and gaming. The Company continues to integrate its cutting edge blockchain technologies, massive user base from its CHEERS ecosystem, quality content offerings, and its well-established e-commerce platform, and through the right application of 5G, AR, VR and NFT technologies to develop a metaverse boasting a wide range of “online + offline” and “virtual + reality” scenarios. Glory Star’s CHEERS Video and e-Mall platforms provide a solid foundation for it to rapidly develop different entertainment and shopping applications for the metaverse. Glory Star also provides a suite of tools for its users to facilitate the development of new content by creators. The Company is remaining at the forefront of disrupting the way new media and e-commerce is operated. For more information, please visit http://ir.gsmg.co/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Glory Star’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, including the possibility that the Merger will not occur as planned if events arise that result in the termination of the Merger Agreement, if the expected financing is not available for any reason, or if one or more of the various closing conditions to the Merger are not satisfied or waived, and other risks and uncertainties regarding the Merger Agreement, and the Merger that are discussed in the Schedule 13E-3 filed with the SEC. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date of this press release, and Glory Star does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Investor Relations

Glory Star New Media Group Holdings Limited

Yida Ye

Email: yeyida@gsmg.co